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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                       CALEDONIA FEATURED ON MACREPORT.NET

                         FEBRUARY 26TH, 2003, IMMEDIATE

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to report that Stefan Hayden, Chairman, President and CEO, and Caledonia are featured on the MacReport.Net, a leading provider of online business and financial information.

The interview with Mr Hayden is available on Caledonia's website through a link to MacReport. You are invited to hear Mr Hayden's comments by visiting www.caledoniamining.com

MacReport.Net is an information and media company that provides a Web-based forum for public and private issuers to communicate corporate audio and video news content to the business, financial and investing community through its Web site, located at http://www.macreport.net.

"Through our presence on the MacReport.Net, Caledonia continues its effort to increase the company's exposure and distribute information to the investment community. This is a great platform for our company to reach Caledonia's shareholders as well as potential investors while delivering our story in a way that is both intimate and efficient." stated Mr Hayden.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

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
S. E. HAYDEN                            JAMES JOHNSTONE                         CHRIS HARVEY
Chairman, President and CEO             V-P Operations and COO                  Technical Director
South Africa                            Canada                                  Canada
Tel: (011-27-11) 447-2499               Tel: (1-905) 607-7543                   Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554               Fax: (1-905) 607-9806                   Fax: (1-905) 607-9806
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ADDITIONAL INFORMATION REGARDING CALEDONIA'S OPERATIONS, EXPLORATION ACTIVITIES,
AND FINANCIALS CAN BE FOUND ON CALEDONIA'S WEBSITE HTTP:/WWW.CALEDONIAMINING.COM

This interview may include certain "Forward-Looking Statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact including without limitation, statements regarding potential mineralisation and reserves , exploration results and future plans and objectives of Caledonia, are forward - looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Caledonia's expectations are disclosed under the heading "Risk factors" and elsewhere in Caledonia's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.